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                                                                    Exhibit 20.1
NEWS FROM
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[LOGO]


FOR IMMEDIATE RELEASE
May 5, 1995

For further information, contact:
Charles A. Nekvasil
Director of Public and Investor Relations
Acme Metals Incorporated
(708) 841-8383, Ext. 2266



RIVERDALE, IL, May 5, 1995 -- Acme Metals Incorporated announced today that its Acme Steel Company subsidiary and National Material L.P., an affiliate of Tang Industries, Inc., have signed a letter of intent to form a joint venture to construct and operate a facility to pickle, oil and slit (process) wide steel coils from Acme Steel's new continuous thin-slab caster/hot strip mill modernization project under construction in Riverdale, Illinois. The location for the proposed joint venture facility has not been finalized.

Under the terms of the letter of intent, Acme Steel Company would be a minority equity participant and the processing facility would be constructed and managed by National Material L.P.

Consummation of the joint venture agreement will, among other conditions, be subject to the execution of a mutually satisfactory definitive joint venture agreement between the parties; and, final approval of the Boards of Directors of the respective parties.

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Acme Metals Incorporated
Acme/National Joint Venture - Add 1


Acme Metals Incorporated, through its operating subsidiaries, is a fully integrated producer of steel, steel strapping and strapping tools, welded steel tube, and auto and light truck jacks. Its common stock is traded on NASDAQ's National Market System under the symbol ACME, and on the Toronto Stock Exchange under the symbol AMK.
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